EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 2 of the Registration Statement of Overture Acquisition Corp. (a development stage company) on Form S-1 (File No. 333-146946) of our report dated October 25, 2007 which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Overture Acquisition Corp. (a development stage company) as of October 3, 2007 and for the period from September 25, 2007 (inception) through October 3, 2007, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading ‘‘Experts’’ in such Prospectus.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP
Melville, New York
December 20, 2007